Wowjoint Holdings Limited Reports Second Quarter 2010 Financial Results

▪	Q2 2010 results reflect improving sales activity and contribution of higher margin technical services sales
▪	Management issues revenue guidance for Q3 2010 of approximately $8.0 million as contract backlog grows to $17.0 million
▪	Management to host earnings conference August 31, 2010 at 9:00 a.m. EDT

BEIJING, August 31 /PRNewswire-Asia/ -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (NASDAQ GM: BWOW, BWOWU, BWOWW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction reported today unaudited financial results for the second quarter and first six months of 2010.

Second-quarter Ended June 30, 2010

Revenues for the Company’s second quarter ended June 30, 2010 were $2.6 million as compared to $1.7 million in the first quarter of 2010, and $8.4 million in the three month period ended June 30, 2009. The year-over-year decline in revenue is primarily attributable to a reduction in government spending beginning in late 2009 on large infrastructure projects, resulting in a significant reduction in new contracts being awarded for railway, highway and bridge projects. Government budgeting for large infrastructure projects has recently increased, which has in turn positively impacted Wowjoint’s sales pipeline and backlog.  Technical services sales as a component of revenue rose substantially to $1.6 million, or 61% of revenue, as compared to $0.3 million, or 3.5% of revenue in the three month period ended June 30, 2009.  These services consisted primarily of technical aftermarket support such as disassembling, relocating, and reassembling equipment.

“Our financial results for the second quarter of 2010, while still disappointing, showed a slight increase over the first quarter of 2010,” stated Mr. Yabin Liu, Chief Executive Officer of Wowjoint. “Our business continued to be impacted directly by government decisions and timing associated with major infrastructure purchases for new projects.  While the effects of this policy were reflected in our second quarter 2010 financial results, China’s fiscal policy is becoming more accommodative again, which is resulting in an increase in government budgeting for large infrastructure projects and in the current flow of potential contract activity. As a result, our contract backlog grew and we expect to see a significant improvement in our financial performance in the second half of 2010.  It is important to note that management believes the recent short-term shift in government spending only resulted in a delay in these high-value infrastructure projects, and shall not have an effect on the long-term plans for these projects.  Furthermore, we continue to work on diversifying our revenue stream as shown by our substantial growth in technical services sales during the second quarter of this year.”

Cost of sales for the three months ended June 30, 2010 was approximately $2.0 million as compared to $5.7 million for the three months ended June 30, 2009, due to lower revenue and increased technical services sales. For the second quarter of 2010, the Company reported gross profit of $0.6 million, or 23.3% of total revenues compared to gross profit of $0.3 million, or 16.3% of total revenues for the first quarter of 2010 and $2.8 million, or 32.6% of total revenues, for the second quarter of 2009.

Operating expenses for the three months ended June 30, 2010 were approximately $1.4 million, compared to $0.8 million in the same period of 2009. Selling expenses for the three months ended June 30, 2010 totaled $0.3 million compared to $0.1 million in the same period of 2009, as the Company expanded its marketing efforts, which contributed to its increased contract backlog. General and administrative expenses increased to $1.1 million from $0.7 million in the three months ended June 30 of 2010 and 2009, respectively, with the increase primarily due to costs related with being a public company.

For the three months ended June 30, 2010, the Company reported a net loss of $0.8 million, or $.10 per share based on 7.9 million weighted average shares outstanding, compared to net income of $1.7 million for the three months ending June 30, 2009.

“Contract activity is improving and our sales and marketing team has made progress as we look for business opportunities both domestically and abroad,” added Mr. Liu. Our recently announced sales contract with China Railway Group combined with the recently announced equipment lease and service agreements with China Railway Construction Company and China Railway Group bring the value of contracts announced since July 29th to approximately $11 million. Given the proprietary design of our equipment, our innovative engineering expertise and our market position, we expect to capitalize on long-term trends which benefit our business. To complement our growth and speed the sales cycle, we are investigating alternative business models, such as equipment leasing, which would enable us to capture additional share of customer expenditures on construction equipment.”

Balance Sheet

Cash and cash equivalents totaled $7.2 million at June 30, 2010, as compared to $7.6 million at March 31, 2010. Accounts receivable were $10.7 million at June 30, 2010 as compared to $11.4 million at March 31, 2010, and inventories amounted to $7.3 million versus $5.3 million in the respective periods. The Company had total stockholders’ equity of $18.5 million, with total assets of $33.1 million versus total liabilities of $14.6 million on June 30, 2010.

Six Months Ended June 30, 2010

Revenues for the six month period ended June 30, 2010 were $4.3 million as compared to $24.8 million in the six month period ended June 30, 2009. The decline in revenue is primarily attributable to a shift by China in its fiscal polices resulting in curtailment in government spending on large infrastructure projects.

Cost of sales for the six months ended June 30, 2010 was approximately $3.4 million as compared to $17.1 million for the six months ended June 30, 2009. For the first six months of 2010, the Company reported gross profit of $0.9 million, or 20.4% of total revenues compared to gross profit of $7.7 million, or 31.1% of total revenues for the 2009 six-month period. Key reasons for the lower gross margins include a lower profit revenue mix and greater price sensitivity among customers during this period.

Operating expenses for the six months ended June 30, 2010 were approximately $2.2 million, compared to $1.3 million in the same period of 2009. Selling expenses for the six month period increased to $0.3 million from $0.2 million in the same period of 2009, as the Company increased spending on the pursuit of new business opportunities, including in international markets such as the US and Korea. General and administrative expenses were $1.9 million and $1.1 million for the 2010 and 2009 periods, respectively, with the increase due to additional staff hires related to the costs of being a public company.

For the six months ending June 30, 2010, the Company reported a net loss of $1.2 million, or $.17 per share based on 7.2 million weighted average shares outstanding, compared to net income of $5.8 million for the six months ended June 30, 2009.

 “Given the fact that the construction equipment business consists of large, long lead-time contracts subject to macro-economic factors, our business and our financial results are, by definition, difficult to predict and are extremely “lumpy” in nature on a quarter to quarter basis. Recognizing that reality, we have structured our business and operations in a manner that maximizes our flexibility and ability to respond to changing market conditions, reduces exposure to fixed overhead, and reduces inventory buildups. We have achieved this in part by being a value-added design and engineering company rather than a pure manufacturing company. As a result, we focus our resources on designing and developing customized heavy machinery to solve complex lifting and bridge building problems.  While we do manufacture machinery, we have not overbuilt our manufacturing capacity knowing that when necessary due to spikes in demand that we can outsource this relatively low value-added function. Our current operations are capable of producing more than $25 million in sales per quarter.”

Revenue Guidance and Contract Backlog

Management issued revenue guidance for Q3 2010 of approximately $8.0 million, as current backlog of signed contracts totals approximately $17.0 million, up from $13.1 million at the end of the first quarter 2010.

Conference Call

The conference call will take place at 9:00 a.m. EDT on Tuesday, August 31, 2010. Interested participants should call 1-877-941-4774 when calling within the United States or 1-480-629-9760 when calling internationally (pass code 4348904).

A playback will be available through September 7, 2010. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4348904 for the replay.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

     Company:
Anthony (Tony) Hung
Chief Financial Officer
Tel: +86-10-89579330, ext. 8011
Email:tony@email.wowjoint.com

     Investors:
Scott Powell
HC International, Inc.
Tel: +1-917-721-9480
Email: scott.powell@hcinternational.net
Web: http://www.hcinternational.net

– Financial Tables Follow –

	WOWJOINT HOLDINGS LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)

	June 30,	March 31,	December 31,
	2010	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	7,242	7,554	675
Accounts receivable(net)	10,700	11,410	13,410
Other receivables	133	313	43
Advances to suppliers	1,463	1,306	790
Inventories	7,288	5,304	3,636
Costs and estimated earnings in excess of billings	1,731	2,437	2,321
Deferred tax assets	1,254	718	495
Amount due from related parties	84	62	62
Total Current Assets	29,895	29,104	21,432

Property, plant and equipment	1,715	1,664	1,630
Intangible asset, net	1,032	1,033	1,040
Deferred tax assets	66	533	670
Restricted cash	371	264	188
Prepaid expense - Long-term	53	5	5
Total Assets	33,132	32,603	24,965

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	736	732	732
Accounts payable and accrued expenses	5,016	5,535	4,437
Advances from customers	1,931	928	480
Taxes payable	5,322	5,747	6,169
Other payables	431	486	258
Billings in excess of costs and estimated earnings	1,191	-	23
Total Current Liabilities	14,627	13,428	12,099

Stockholders' Equity:
Common stock	8	8	1
Additional paid in capital	4,718	4,718	3,575
Warrants	5,581	5,581	-
Statutory surplus reserves	2,674	2,674	2,674
Retained earnings	4,573	5,335	5,760
Accumulated other comprehensive income	951	859	856
Total Stockholders' Equity	18,505	19,175	12,866
Total Liabilities and Stockholders' Equity	33,132	32,603	24,965

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